EXHIBIT 16

                                     Equity+
                     Investments, Financial Services & More

                                                                June 17, 1997

   VIA FACSIMILE

   Mr. Donald P. Weinzapfel
   Chairman of the Board, President
   and Chief Executive Officer
   Permanent Bancorp, Inc.
   101 Southeast Third Street
   Evansville, In. 47708

   Dear Mr. Weinzapfel:

        As you are aware, on Friday, June 13, 1997, LaSalle/Kross Partners, L.P. forwarded to you a notice of intent to nominate me as a Director of Permanent Bancorp, Inc. at the 1997 annual meeting of stockholders scheduled to be held on July 22, 1997. Presumably in response, you contacted me at my office on Monday, June 16th, raising certain questions concerning my nomination. In order for the Board of Directors of Permanent to be in the best position possible to evaluate my nomination at the Board Meeting scheduled for tomorrow, I wanted to clarify certain issues.

        You questioned me concerning my relationship with Tracy Bancshares, a California financial institution. I do not believe that my serving on the Board of Permanent would raise any conflict of interest in connection with my part ownership of that financial institution. I am one of 35 owners of Tracy and am not a member of its Board of Directors. Further, given that Tracy Bancshares is located in California, an entirely different market than Permanent, dispels any concern of a possible conflict of interest.

        You also raised a question concerning any payment I would be receiving from LaSalle/Kross for sitting on Permanent's Board of Directors. You pointed to the language in the June 13, 1997 Notice of Intent to Nominate, where it states that "the Partnership has agreed to reimburse Mr. Johnston for any out-of-pocket expenses that he incurs in connection with the partnership's intended solicitation of proxies for use at the 1997 Annual Meeting of Stockholders of the Corporation.." for the proposition that I would be paid by LaSalle/Kross Partners for my representation on Permanent's Board. I clarified for you that is not the case. In fact, the June 13th letter goes on to clarify that there are "no other arrangements or understandings with Mr. Johnston."

        Hopefully, the foregoing will clarify any questions you have concerning my nomination to Permanent's Board. Please provide copies of this letter to all members of the Board of Directors at your meeting tomorrow for their consideration. While LaSalle/Kross Partners has formally nominated me to the Board of Directors, I am still optimistic and hopeful that your current Board of Directors will consider my nomination and choose to place me on management's slate at the upcoming shareholders meeting. I am not only qualified but am extremely enthusiastic about serving with you and the rest of the members of Permanent's Board of Directors.

   Sincerely,

   /s/ Terry G. Johnston

   Terry G. Johnston



            P.O. Box 368 Newburgh, In. 47629 Telephone (812) 858-0058